

Mail Stop 7010

May 30, 2007

Via U.S. Mail and Fax (713) 895-5420
Mr. Jeffrey E. Smith
Chief Financial Officer
BJ Services Company
4601 Westway Park Boulevard
Houston, TX 77041

> Re: **BJ Services Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 7, 2006**
> **File No. 1-10570**

Dear Mr. Smith:

  We have reviewed your supplemental response letter dated May 18, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated May 4, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Note 1. Business and Basis of Presentation
Intangible assets, page 52

1. We have reviewed your response to comment 1 of our letter dated May 4, 2007, and we continue to disagree with your conclusions. We note that the accounting literature you refer to, paragraph B111 of SFAS 142 and EITF D-101, refers to the aggregation of components of operating segments, not the aggregation of operating segments. As such, we believe that each of your operating segments constitutes a reporting unit as contemplated by SFAS 142. Inasmuch as you have represented to us that this would not have resulted in goodwill impairment over the past five years, please revise your disclosure prospectively.

Form 10-Q for the period ended March 31, 2007

Item 4. Controls and Procedures, page 33

2.   Please revise your disclosure to comply with Item 308(c) of Regulation S-K.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

 /s/ April Sifford

April Sifford
Branch Chief Accountant